DLA Piper US LLP

1221 S. MoPac Expressway, Suite 400
Austin, Texas 78746-7650

www.dlapiper.com

Philip Russell

philip.russell@dlapiper.com

T 512.457.7015

F 512.721.2215

December 17, 2007

Via EDGAR and U.S. Mail

Ms. Hanna T. Teshome

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, DC 20549-3561

Re:          Silicon Laboratories Inc.

Definitive 14A

Filed March 14, 2007

SEC File No. 000-29823

Dear Ms. Teshome:

With respect to your letter dated December 7, 2007, this letter confirms our voice mail exchange of December 17, 2007 pursuant to which you agreed to extend the deadline for a response from Silicon Laboratories Inc. from December 21, 2007 to January 25, 2008.

Thank you for granting this extension.

Very truly yours,

DLA PIPER US LLP

/s/ Philip Russell

Philip Russell

cc: Necip Sayiner, Chief Executive Officer of Silicon Laboratories Inc.